Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2020, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2020
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	7,452
Current financial debt	8,612
Current portion of financial instruments for interest rate swaps liabilities	245
Other current financial instruments — liabilities	166
Financial liabilities directly associated with assets held for sale	—

Total current financial debt	16,565

Non-current financial debt	61,540
Non-controlling interests	2,334
Shareholders’ equity
Common shares	8,159
Paid-in surplus and retained earnings	107,934
Currency translation adjustment	(13,265)
Treasury shares	(1,623)

Total shareholders’ equity — Group share	101,205

Total capitalization and non-current indebtedness	165,079

As of June 30, 2020, TOTAL SE had an authorized share capital of 3,647,642,159 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,615,060,337 ordinary shares (including 28,706,598 treasury shares from shareholders’ equity).

As of June 30, 2020, approximately $7,477 million of the Group’s non-current financial debt was secured and approximately $54,063 million was unsecured, and all of the Group’s current financial debt of $8,612 million was unsecured. As of June 30, 2020, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 20, 2020, as amended on April 14, 2020.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2020.